Q2 2018 Results Conference Call MorphoSys AG August 2, 2018 Exhibit 99.1

© MorphoSys AG, Q2 2018 – August 2, 2018 Today on the Call Dr. Simon Moroney Chief Executive Officer Jens Holstein Chief Financial Officer

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2018, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding its 2018 results of operations may be incorrect, MorphoSys’s expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicine Agency (EMA) or any other regulatory authority (except for guselkumab/Tremfya®). This presentation includes forward-looking statements. © MorphoSys AG, Q2 2018 – August 2, 2018

© MorphoSys AG, Q2 2018 – August 2, 2018 Agenda Financials Q2 2018 & Guidance 2018 2. Q&A Session 3. Operational Review Q2 2018 & Outlook 2018 1.

Operational Review Q2 2018 and Outlook 2018 © MorphoSys AG, Q2 2018 – August 2, 2018

Investigational Fc-enhanced Antibody Directed Against CD19 © MorphoSys AG, Q2 2018 – August 2, 2018 Proprietary Portfolio − MOR208 Current clinical development L-MIND and B-MIND trials in relapsed or refractory DLBCL (r/r DLBCL) COSMOS trial in r/r CLL/SLL after discontinuation of ibrutinib therapy L-MIND: Current Activities Interactions with FDA under breakthrough therapy designation ongoing Presentation of updated clinical data from L-MIND trial at ASH 2018 expected, final data expected next year COSMOS data in CLL/SLL presented at EHA 2018 First data from cohort A (MOR208 + idelalisib) presented at EHA conference in June 2018 Presentation of data from cohort B with MOR208 + venetoclax expected for end of 2018 Build-up of commercial capabilities in the U.S. / future activities Jennifer Herron to head newly founded MorphoSys US Inc. and build commercial capabilities Evaluation of development options in other lines of DLBCL and in other B cell malignancies ongoing

r/r, relapsed or refractory; NSCLC, non-small cell lung cancer Investigational Antibody Targeting CD38 Multiple Myeloma (MM) Phase 1/2a study in r/r MM patients fully recruited Advanced interim data presented at EHA 2018, final data by end of the year expected MorphoSys has decided not to continue development of MOR202 in MM beyond completion of the current phase 1/2a study MorphoSys will continue to support its partner I-Mab’s development of MOR202 for the greater Chinese market as planned Other indications Following the discontinuation of a clinical study by Janssen of the CD38 antibody daratumumab in combination with a checkpoint inhibitor, MorphoSys has decided not to continue activities in NSCLC for the time being Evaluation of development in other indications ongoing © MorphoSys AG, Q2 2018 – August 2, 2018 Proprietary Portfolio − MOR202

*Subject to U.S. anti-trust clearance **Based on exchange rate: 1 EUR = 1.16336 USD (as of July 18, 2018 ) Investigational Antibody Directed Against IL-17C © MorphoSys AG, Q2 2018 – August 2, 2018 Proprietary Portfolio − MOR106 The product candidate Ylanthia antibody targeting IL-17C jointly discovered and developed with Galapagos Partnering Deal with Novartis signed July 19, 2018* Worldwide, exclusive agreement with Novartis for development and commercialization of MOR106 expected to accelerate and broaden MOR106 development Continuation of Phase 2 trial IGUANA and start of planned phase 1 study with subcutaneous formulation of MOR106 MorphoSys and Galapagos to engage in additional studies in atopic dermatitis Up-front payment of EUR 95 million (USD 111 million**) Frontloaded milestone package of up to approximately EUR 850 million (USD 1 billion**) Tiered double-digit royalties (low teens to low twenties) on net commercial sales MorphoSys and Galapagos to share all payments equally Novartis to fund all future research, development, manufacturing, commercialization costs for MOR106

Partnered Discovery Programs – Highlights

More than 100 Programs in R&D, thereof 24 in Clinical Development

Tremfya®

Janssen's anti-IL-23 antibody

- Ongoing phase 3 trials in psoriasis and psoriatic arthritis
- Phase 2/3 pivotal GALAXI program in Crohn's disease started in July 2018
- Primary completion of several phase 3 studies in psoriasis scheduled for 2018, thereof head-to-head comparison with Cosentyx®

Gantenerumab

Roche's antibody to treat Alzheimer's disease

- New phase 3 studies (GRADUATE-1 and GRADUATE-2) started in June in patients with prodromal and mild Alzheimer's disease
- Trials assesss optimized gantenerumab dosing scheme

BAY1093884

New Conjugate by Bayer Against Mesothelin

- Thorium-227 radiolabeled antibody conjugate directed against mesothelin
- Phase 1 clinical trial started in June (first-in-human) to evaluate safety, tolerability, pharmacokinetics and activity of the compound in patients with mesothelin-expressing tumors

Cosentyx® is a registered trademark of Novartis AG

© MorphoSys AG, Q2 2018 – August 2, 2018 9

29 Product Candidates in Clinical Development, One Product Launched © MorphoSys AG, Q2 2018 – August 2, 2018 Our Clinical Pipeline (July 25, 2018) * We still consider Tremfya® a phase 3 compound due to ongoing studies in various indications. ** MOR103/GSK3196165 is fully outlicensed to GSK. *** For development in the Greater China market (China, Hong Kong, Taiwan, Macau). **** A phase 1 study in healthy volunteers was completed. MOR107 is currently in preclinical investigation with a focus on oncology indications. Partnered Discovery Programs Proprietary Development Programs Program Partner Target Disease area Phase 1 Phase 2 Phase 3 Launched Tremfya® (Guselkumab)* Janssen IL-23p19 Psoriasis Gantenerumab Roche Amyloid-ß Alzheimer’s disease MOR208 - CD19 Hematological malignancies Anetumab Ravtansine (BAY94-9343) Bayer Mesothelin (ADC) Solid tumors BHQ880 Novartis DKK-1 Multiple myeloma Bimagrumab (BYM338) Novartis ActRIIB Musculoskeletal diseases CNTO6785 Janssen - Inflammation Ianalumab (VAY736) Novartis BAFF-R Inflammation MOR103/GSK3196165** GSK GM-CSF Inflammation MOR106 Novartis/Galapagos IL-17C Inflammation MOR202 I-Mab Biopharma*** CD38 Multiple myeloma NOV-12 (MAA868) Novartis Factor XI Prevention of thrombosis Setrusumab (BPS804) Mereo/Novartis Sclerostin Brittle bone syndrome Tesidolumab (LFG316) Novartis C5 Eye diseases Utomilumab (PF-05082566) Pfizer 4-1BB Cancer Xentuzumab (BI-836845) BI IGF-1 Solid tumors BAY1093884 Bayer TFPI Hemophilia BAY2287411 Bayer Mesothelin Cancer Elgemtumab (LJM716) Novartis HER3 Cancer MOR107 (LP2-3)**** - AT2-R Not disclosed NOV–7 (CLG561) Novartis - Eye diseases NOV–8 Novartis - Inflammation NOV-9 (LKA651) Novartis - Diabetic eye diseases NOV-10 (PCA062) Novartis - Cancer NOV-11 Novartis - Blood disorders NOV-13 (HKT288) Novartis - Cancer NOV-14 Novartis - Asthma PRV-300 (CNTO3157) ProventionBio TLR-3 Inflammation Vantictumab (OMP-18R5) OncoMed Fzd 7 Solid tumors 2 13 13

Financials Q2 & Q1-Q2 2018 Guidance 2018 © MorphoSys AG, Q2 2018 – August 2, 2018

* Differences due to rounding. ** New item line due to application of IFRS 9 Financial Instruments since January 1, 2018, for expected twelve-months loss for financial instruments. © MorphoSys AG, Q2 2018 – August 2, 2018 Income Statement* Q2 2018 In € million Q2 2018 Q2 2017 Δ Revenues 8.1 11.7 (31%) Research and Development Expenses 25.8 22.5 15% Selling Expenses 1.5 0.8 88% General and Administrative Expenses 5.5 4.2 31% Total Operating Expenses 32.7 27.5 19% Other Income / Expenses 0.5 0.3 67% EBIT (24.1) (15.4) (56%) Finance Income 0.2 0.1 50% Finance Expenses (0.2) (0.3) (33%) Impairment Losses on Financial Assets** (0.6) 0.0 >(100%) Income Tax (Benefit/Expenses) 1.3 (0.4) >100% Consolidated Net Loss (23.5) (16.1) (46%) Earnings per Share (in €) (0.76) (0.56) (36%)

© MorphoSys AG, Q2 2018 – August 2, 2018 Segment Reporting Q2 2018 Proprietary Development Partnered Discovery in € million in € million Revenues R&D EBIT Revenues R&D EBIT 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018

* Differences due to rounding. ** New classifications for financial instruments due to application of IFRS 9 Financial Instruments since January 1, 2018. © MorphoSys AG, Q2 2018 – August 2, 2018 Balance Sheet* (June 30, 2018) In € million June 30, 2018 Dec 31, 2017 Assets Cash and Cash Equivalents 55.5 76.6 Available-for-sale Financial Assets** 0.0 86.5 Financial Assets classified as Loans & Receivables** 0.0 149.1 Financial Assets at Fair Value through Profit or Loss** 98.9 0.0 Other Financial Assets at Amortized Cost 217.2 0.0 Other Financial Assets at Amortized Cost, Net of current portion** 78.9 0.0 Other Current Assets 26.0 28.5 Total Current Assets 397.6 340.7 Other Non-current Assets 71.2 74.7 Total Non-current Assets 150.1 74.7 Total Assets 547.8 415.4 Liabilities & Stockholders’ Equity Total Current Liabilities 41.2 47.7 Total Non-current Liabilities 7.7 9.0 Total Stockholders’ Equity 498.9 358.7 Total Liabilities & Stockholders’ Equity 547.8 415.4

* Differences due to rounding © MorphoSys AG, Q2 2018 – August 2, 2018 Half Year 2018 Key Financials* (Q1-Q2 2018) In € million Q1-Q2 2018 Q1-Q2 2017 Δ Revenues 10.9 23.6 (54%) Research and Development Expenses 43.0 45.4 (5%) Selling 2.3 1.3 77% General and Administrative Expenses 9.3 7.6 22% Total Operating Expenses 54.6 54.3 0.6% EBIT (43.2) (30.3) (43%) Consolidated Net Profit/(Loss) (43.0) (31.1) (38%) Diluted Net Profit/(Loss) per Share in € (1.38) (1.08) (28%)

*Subject to U.S. antitrust clearance; **Revenues are expected to include royalty income from Tremfya® ranging from € 12-17 million on constant USD currency. Increased Guidance Following MOR106 Deal with Novartis* © MorphoSys AG, Q2 2018 – August 2, 2018 Financial Guidance 2018 In € million Q1-Q2 2017 Q1-Q2 2018 Updated Guidance 2018 23.6 10.9 67 to 72** 37.3 39.2 87 to 97 (30.3) (43.2) (55) to (65) Group Revenues Proprietary R&D Expenses (incl. Technology Development) EBIT

Q&A Session © MorphoSys AG, Q2 2018 – August 2, 2018

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